02013826

FEB 08 2002

SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

1-12060

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

6th February 2002

(15 pages)

PROCESSED

FEB 15 2002

THOMSON
FINANCIAL

ESPÍRITO SANTO FINANCIAL GROUP S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

BANCO ESPIRITO SANTO

LISBON -- February 6, 2002 -- Banco Espírito Santo (BES) today announced its 2001 results.

HIGHLIGHTS

- SIGNIFICANT BUSINESS GROWTH, PARTICULARLY IN ON BALANCE SHEET FUNDING (+15.4%) AND CREDIT (+12.8%), MAKING FOR AN IMPROVEMENT IN THE LOANS TO DEPOSITS RATIO. DESPITE THE DETERIORATION IN ECONOMIC CONDITIONS, OUR COMPETITIVE POSITION CONTINUED TO GAIN STRENGTH ACROSS THE MAIN BUSINESS LINES.

- NET INTEREST INCOME INCREASED (+12.2%) NOTWITHSTANDING THE DECELERATION OF CREDIT GRANTED (+12.8% VERSUS +28.4% ON DECEMBER 31, 2000).

- BUSINESS WAS ADVERSELY AFFECTED BY THE CAPITAL MARKETS' PERFORMANCE, HINDERING THE CAPACITY TO GENERATE EARNINGS IN INVESTMENT BANKING, BROKERAGE AND TRADING. STILL, THE 4TH QUARTER WITNESSED A VISIBLE REBOUND IN TRADING RESULTS, THANKS TO THE DOWNWARD TREND OF INTEREST RATES, WHICH WAS PRUDENTLY DEALT WITH BY GROUP BES.

- CONSOLIDATED PROFIT REACHED 197.4 MILLION, CORRESPONDING TO A ROE OF 15.5% AND EPS OF 0.99 (2000: 1.14).

1. ECONOMIC ENVIRONMENT

2001 was characterized by a strong deceleration of the economy worldwide: global GDP growth slowed to nearly 2%, after rising by 4.5% in 2000.

This deceleration was strongest in the USA, traditionally the driver of the world economy. Following the Fed's tight monetary policy and the hike of oil prices in 2000, which came after years of overinvestment between 1995 and 2000, GDP growth fell from 4.1% in 2000 to near 1% in 2001. It was feared that the events of September 11 would further aggravate the economy's deceleration, but recently disclosed data for the 4th quarter of 2001 do not point in this direction, with GDP already showing positive, though modest growth (following negative growth in the 3rd quarter of the year). A technical recession (two consecutive quarters of negative growth) thus seems to have been avoided, thanks largely to the Fed's expansionist policy (the Fed funds rate was cut eleven times last year, from 6.5% to 1.75%).

In Europe, this deceleration only set in roughly six months later than in the USA and it was not so strong – hence the ECB's expansionist monetary policy was not as forceful as the Fed's, as inflation proved harder to curb. At year-end, it had actually risen versus 2000, from 2.3% to 2.7%, though the second half of the year was certainly more positive. The Euro zone's growth in full 2001 is thought to have been around 1.5% (3.4% in 2000).

Being a small, open economy, Portugal had no way of escaping this adverse world economic situation, with the slowing down of domestic demand actually adding on to the global deceleration. GDP growth is expected to have dropped from 3.4% in 2000 to just over 1.5% last year.

Capital markets have reflected this situation and none of the main indexes performed well. In Portugal, the PSI 20 fell by roughly 25% (which compares with the Dow Jones and DAX's drops of 7% and 20%), reflecting the economy's behavior, the negative influence on the market of the MSCI indices, and also the local market's low liquidity caused by the uncertainties brought about by the tax reform.

The fact that the Portuguese capital market joined the EURONEXT, a step in cementing the single market construction, should in 2002 afford an improvement in the operating conditions of the domestic stock exchange.

2. OVERVIEW

Group BES's consolidated net profit reached Euro 197.4 million, (i.e., a year-on-year drop of Euro 30.6 million, or -13.4%).

	DEC 2000	DEC 2001
RETURN ON EQUITY (ROE)	21.9	15.5
RETURN ON ASSETS (ROA)	0.76	0.55
EPS (€)	1.14	0.99

The Board of Directors will submit to the approval of the General Meeting a proposed dividend distribution of Euro 0.376 per share, payable in full on existing shares as of December 31, 2001.

In clear contrast to the capital markets' activity, we cannot but highlight the good performance of commercial and retail banking, which saw 12.2% and 8% increases in net interest income and banking income (excluding trading).

Notwithstanding the strong deceleration of credit, net interest income progressed well in the fourth quarter on the back of a 7 basis point recovery in the margin (from 2.11% in September to 2.18% at year-end).

Group BES's multi-specialist's approach in part allowed for a cushioning of the impact of the economy's deterioration. In this respect we should highlight our specialized credit activity, and in particular the performance of CREDIFLASH (credit cards), which posted a 64% increase in profit for the period, BESLEASING, with earnings up by 56% and CREDIBOM (POS credit), which exceeded last year's results by 36%.

INCOME STATEMENT BREAKDOWN

Million Euros

	DEC 2000	DEC 2001	Δ
NII	640.2	718.6	12.2%
+FEES & COMISSIONS	377.9	382.5	1.2%
=COMMERCIAL BANKING REVENUE	**1018.1**	**1101.1**	**8.2%**
+TRADING RESULTS	211.0	125.9	- 40.4%
=BANKING REVENUE	**1229.1**	**1227.0**	**- 0.2%**
-OPERATING COSTS	627.0	714.1	13.9%
(DEPRECIATION)	(108.9)	(122.2)	(12.2)%
-NET PROVISIONS	257.4	204.9	- 20.4%
CREDIT	135.8	144.5	6.4%
SECURITIES	67.2	27.4	- 59.2%
OTHERS	54.4	33.0	- 39.3%
- MINORITIES & OTHER	116.7	110.6	- 5.2%
NET PROFIT	**228.0**	**197.4**	**- 13.4%**

Even though faced with an adverse macroeconomic environment, Group BES was able to achieve a slight increase in fees and commissions, with cross-selling initiatives aimed at private and corporate customers continuing to display great dynamism. The number of products per customer was 3.9 during the period, topping the target set for the year of 3.8.

In cross-selling, the progress made by Bancassurance Non-Life is worth noting, with a portfolio of 209,000 insurance policies by the end of the year (Motor, Household and Health insurance). This corresponds to a penetration rate in our customer base of over 14%, and a fee and commissions volume of Euro 2.8 million (year-on-year increase of 123%).

3. ACTIVITY EVOLUTION

Net assets exceeded Euro 38.6 billion (+ 13.7%), with our main business lines improving their market share.

MAIN BUSINESS VARIABLES

Million Euros

	DEC 2000	DEC 2001	Δ
NET ASSETS	**33,936**	**38,573**	**13.7%**
GROSS LOANS	**21,789**	**24,572**	**12.8%**
-MORTGAGE	7,135	8,446	18.4%
-OTHER LOANS TO INDIVIDUALS	1,945	2,022	4.0%
-CORPORATE	12,709	14,104	11.0%
LOANS TO INDIVIDUALS/TOTAL LOANS(%)	*41.7*	*42.6*	*0.9 P.P.*
FUNDS			
+DEPOSITS	16,160	17,094	5.8%
+DEBT SECURITIES	5,178	8,880	71.5%
=ON BS FUNDS	**21,338**	**25,974**	**21.7%**
- EMTN & COMMERCIAL PAPER	2,584	4,339	67.9%
=ON BS CUSTOMER FUNDS	**18,754**	**21,635**	**15.4%**
+OFF BS CUSTOMER FUNDS	8,721	9,489	8.8%
=TOTAL CUSTOMER FUNDS	**27,475**	**31,124**	**13.3%**
LOANS TO DEPOSITS RATIO (%)*	***116.2***	***113.6***	***- 2.6 P.P.***

* *including customer debt securities*

Funding continued to grow despite the slowing down of economic activities and the economy's reduced liquidity, rising by 13.3% over last year. Total on balance sheet funds was up by 15.4% (21.7% if including the EMTN program and commercial paper). By surpassing credit growth, this allowed for the improvement in the loans-to-deposits ratio from 116.2% (December 31, 2000) to 113.6% (December 31, 2001).

On the disintermediation side, the capital market's situation slowed down asset management activities, which nevertheless grew by 8.8% over 2000, thanks largely to the consolidation of the asset management business in Spain.

4. FINANCIAL STRENGTH

Regarding the asset quality, Group BES also made remarkable progress, taking into account the decelerating growth of the Portuguese economy. The overdue loans ratio over 90 days dropped to 1.50% (against 1.66% in Dec. 2000). Total overdue loans over 90 days were up by Euro 7.5 million only, compared with an increase of Euro 35.1 million in the value of the corresponding provisions, raising the coverage ratio to 161.7% (155.4% in December 2000).

FINANCIAL STRENGTH INDICATORS

Million Euros

		DEC 2000	DEC 2001	Δ
GROSS LOANS		21,789	24,572	12.8%
OVERDUE LOANS		408.2	450.0	10.2%
OVERDUE LOANS (+90 DAYS)		360.8	368.3	2.1%
PROVISIONS		560.4	595.5	6.3%
OVERDUE LOANS/GROSS LOANS	%	1.87	1.83	-0.04 P.P.
OVERDUE LOANS (+90 DAYS)/GROSS LOANS	%	1.66	1.50	-0.16 P.P.
COVERAGE OF OVERDUE LOANS	%	137.3	132.3	-5.0 P.P.
COVERAGE OF OVERDUE LOANS (+90 DAYS)	%	155.4	161.7	6.3 P.P.

The increase in provisions was quite expressive, both for securities and for country risk, reaching Euro 27.4 million and Euro 33.0 million respectively.

On the other hand, our solvency ratio was roughly 9.0% (Bank of Portugal) and 10.5% (BIS), which compares with 9.3% and 11.0%, respectively, in December 2000.

BES's long-term rating, A1 by Moody's and A- by Standard and Poor's, remains at the top level in terms of Portuguese private banks.

RATING

	SHORT TERM	LONG TERM
MOODY'S	P-1	A1
STANDARD AND POOR'S	A-1	A-

With a view to maintaining BES's long-standing high financial strength indicators, while providing it with the financial resources required for its development, the General Meeting held on December 31, 2001 approved an increase in the registered share capital of BES from Euro 1 billion to Euro 1.5 billion, through the issue of 100 million new shares, with 50 million coming from the incorporation of reserves and the remaining 50 million through a rights issue. Subscription will take place between February 11 and 25, 2002, and should bring in proceeds of Euro 550 million.

5. PRODUCTIVITY

The rationalization project announced at the beginning of 2001 progressed at a good pace, with 372 employees having taken early retirement during the year. This implied making significant contributions to the Pension Fund, of which a large part, following the Bank of Portugal's authorization, were charged against reserves. This negative variation in assets, apart from influencing income tax, also caused a slight reduction in solvency ratios.

Particularly worth noting was the completion of the project involving the integration of BES's and BIC's IT platforms, which will permit significant gains in terms of both institutions' operating procedures, investments in IT, and internal processes.

To make optimum use of the information systems' integration, the already existing shared services structure that provides for all Group BES's banking operations and international and domestic payments was extended to include the newly created Mortgage Credit Unit that will serve the whole Group.

EVOLUTION OF COSTS

Although recognizing that costs have significantly decelerated since the 1st quarter of 2001, when they were rising by 20.3%, if we look at the evolution of operating costs, we observe a year-on-year increase of 13.9%. Still, without acquisitions and the new initiatives taken, operating costs would have risen by roughly 9.6%. As stated above, important steps were taken to curb costs in 2002 and subsequent years.

OPERATING COSTS

Million Euros

	DEC 2000	DEC 2001	Δ	
			Current	Like-for-like
STAFF COSTS	285.1	320.5	12.4%	5.8%
SUPPLIERS AND EXTERNAL SERVICES	232.9	271.4	16.5%	13.6%
DEPRECIATION	108.9	122.2	12.2%	11.0%
OPERATING COSTS	**627.0**	**714.1**	**13.9%**	**9.6%**

In this context, efficiency indicators reflect some improvements if we compare costs with the activity developed. In contrast, the cost-to-income ratio shows some deterioration, stemming essentially from the drop in trading revenues.

PRODUCTIVITY INDICATORS

		DEC 2000	DEC 2001	Δ
COST TO INCOME (including trading)	**(%)**	51.0	58.3	7.3 P.P.
COST TO INCOME (excluding trading)	**(%)**	61.6	64.9	3.3 P.P.
OPERATING COSTS/NET ASSETS	**(%)**	2.08	1.98	-0.10 P.P.
TOTAL ASSETS PER EMPLOYEE	**(10^3 €)**	5,438	5,948	9.4 %

6. ELECTRONIC BANKING AND NEW INITIATIVES

2001 confirmed Group BES's leadership in multichannel distribution, with particular focus on direct banking.

a) Internet Banking - Individuals

BESnet closed the year with 367,000 subscribers (143% increase), of which 188,000 are frequent users (51% increase). It is also worth noting that the number of BESnet regular users has for the first time surpassed that of BES Directo (telephone banking) users.

Thanks to our customer base's receptiveness to this Internet channel, in 2001 more than 10% of all low added value bank transactions (Transfers, Payment of Services and Checkbook requests) were carried out through BESnet. Also worth noting is the fact that 64% of all stock exchange orders placed with us in December were processed through BESnet.

Based on available market surveys, BESnet's share of on-line banking users in Portugal should be close to 30%, placing us well in the lead in this area.

b) Internet Banking - Corporate

The number of companies using this service continued to grow fast, reaching 13,000 at the end of the year (236% increase), corresponding to a penetration rate in Group Banco Espirito Santo's corporate customer base of 26%. Specifically, in the medium sized corporates segment, 5,100 customers use this service, accounting for a penetration rate of 34%.

BES.com

The BES.com holding's activity in 2001 was directed to launching initiatives that had been incubated in the previous year, namely *pmelink.pt* and Banco BEST.

Pmelink.pt, the first Online Business Center in Portugal, resulted from a joint venture with the CGD and PT Groups, and was launched in May 2001. It provides a wide and increasing array of services aimed at the SME segment.

In December 2001, more than 15,000 companies were registered in this portal, of which 2,500 actually used it for making transactions. The volume of transactions made through *pmelink.pt* in 2001 exceeded what was foreseen in the business plan by roughly 30%.

Banco BEST, carrying an innovating value proposal aimed at the affluent segment, was launched at the end of June. Its activity proceeds in line with the business plan.

7. INTERNATIONAL

In Brazil, we continued to cement our relations with Banco Bradesco, based on our 3.25% stake in this bank's share capital and its 20% holding in BES Investimentos Brasil. In 2001, BES Investimentos Brasil ranked 1st among equity placers in this market. Additionally, Bradesco's stake in BES share capital should soon reach 3%.

In Spain, our three units - BESSA, Benito Y Monjardin, Espirito Santo Gestion - were integrated, and now operate from a single building in Madrid. This integration is expected to afford visible cuts in operating costs.

We successfully steered Via Banque's absorption by Banco Espirito Santo et de la Venetie as well as their operational integration, which is also expected to have an impact in reducing costs.

THE BOARD OF DIRECTORS

BANCO ESPIRITO SANTO

BANCO ESPIRITO SANTO

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2001

	2000 (10^3 EUR)	2001 (10^3 EUR)
NET ASSETS		
Cash and liquid assets held at Central Banks	799 705	725 119
Current accounts with credit institutions	868 247	1 257 991
Other assets with credit institutions	3 644 915	3 827 894
(Provisions)	(33 080)	(13 338)
Advances and loans to customers	21 789 213	24 571 851
(Provisions)	(305 718)	(305 031)
Bonds and other fixed income securities	3 794 565	5 081 126
(Provisions)	(56 687)	(76 625)
a) Public sector issuers	1 568 069	1 970 736
(Provisions)	(8 776)	(15 668)
b) Other issuers	2 184 627	3 105 890
(Provisions)	(47 911)	(60 957)
c) Own securities	41 869	4 500
Shares and other variable income securities	682 192	483 920
(Provisions)	(81 273)	(57 540)
Shareholdings in associated companies	25 712	41 804
(Provisions)	-	
Other shareholdings	752 294	871 793
(Provisions)	(5 497)	(21 972)
Intangible assets	351 875	446 429
(Depreciations)	(197 125)	(263 984)
Tangible assets	988 847	1 021 769
(Depreciations)	(540 992)	(583 620)
Unpaid Capital	-	
Treasury stock	74 121	
Other assets	510 882	584 894
(Depreciations)	(18 498)	(17 622)
Prepayments and accrued income	892 594	998 149
TOTAL NET ASSETS	33 936 292	38 573 007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Amounts due to credit institutions	8 280 252	7 528 272
a) At Sight	462 300	338 698
b) Time or notice	7 817 952	7 189 574
Amounts due to customers	16 159 751	17 093 987
a) Savings deposits	2 452 456	2 506 628
b) Sight deposits	6 376 443	6 561 158
c) Time deposits	7 330 852	8 026 201
Debt securities	5 178 011	8 879 543
a) Outstanding bonds	3 500 486	7 076 237
b) Other	1 677 525	1 803 306
Other liabilities	180 529	288 325
Accruals and deferred income	733 334	970 267
Provisions for risks and charges	258 462	290 485
a) Provisions for pensions and similar charges	3 734	47
b) Other provisions	254 728	290 438
Fund for general banking risks	54 079	59 905
Subordinated debt	1 083 022	1 443 293
Subscribed capital	1 000 000	1 000 000
Share premium account	293 562	192 950
Reserves	- 82 127	13 025
Revaluation reserves	-	
Retained Earnings	-	
Minority interests	569 424	615 536
Consolidated profit for year	227 993	197 419
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	33 936 292	38 573 007

BANCO ESPIRITO SANTO

BANCO ESPIRITO SANTO

CONSOLIDATED INCOME STATEMENT AT DECEMBER 31, 2001

	2000 (10^3 EUR)	2001 (10^3 EUR)
CREDIT		
Interest and similar income	2 486 816	2 622 938
Income from securities	11 494	9 893
Commissions	338 111	342 740
Dealing profits	3 594 927	3 804 228
Replacements and cancellations of provisions	181 417	205 072
Results of associated companies and subsidiaries excluded from the consolidation	4 828	6 899
Other operating income	87 003	108 898
Extraordinary income	31 414	26 641
Minority interests	-	4 744
TOTAL CREDIT	6 736 010	7 132 053
DEBIT		
Interest and similar costs	1 846 579	1 904 303
Commissions	47 266	69 090
Losses on financial operations	3 395 455	3 688 274
General administrative costs	518 067	591 939
a) Staff costs	285 146	320 521
b) Other administrative costs	232 291	271 418
Amortisation and depreciation	108 943	122 191
Other operating costs	6 008	5 143
Provisions for overdue loans and other risks	434 860	389 338
Provisions for financial investments	4 002	20 636
Extraordinary losses	22 128	38 275
Income taxes	63 987	38 554
Other taxes	6 196	12 382
Results of associated companies and subsidiaries excluded from the consolidation	-	1 379
Minority interests	54 526	53 130
Consolidated profit for the year	227 993	197 419
TOTAL DEBIT	6 736 010	7 132 053

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Banco Espírito Santo

By: Manuel de Magalhães Villas-Boas
Director

Date: 6th February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.
Société Anonyme Holding

By: Manuel de Magalhães Villas-Boas
Director

Date : 6th February 2002